Consulting Agreement

eConnect has agreed to hire the services of Richard Epstein as an interface to the investment banking community and with the specific goal of providing an investment banker company to service the needs of eConnect.

Additionally, Richard Epstein will provide eConnect with strategic alliances in European and Asian markets and will be available on a daily basis to consult with eConnect.

For these services, eConnect has agreed to compensate Richard
Epstein with 300,000 shares of S-8 consultant stock.

eConnect


By: /s/  Thomas S. Hughes
Thomas S. Hughes
Chairman and CEO
Dated: May 20, 2000